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As filed with the Securities and Exchange Commission on September 21, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-1F

TENDER OFFER STATEMENT
PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

VICEROY EXPLORATION LTD.
(Name of Subject Company)

(Translation of Subject Company's name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

YAMANA GOLD INC.
(Bidder)

Common Shares, without par value
(Title of Class of Securities)

377903109
(CUSIP Number of Class of Securities (if applicable))

Jacqueline Jones
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5
Canada
(416) 815-0220
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copies to:

Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario, M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario, M5H 3C2 Canada (416) 869-5300

September 8, 2006
(Date tender offer first published, sent or given to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.            Home Jurisdiction Documents

        This Amendment No. 1 to Schedule 14D-1F amends and supplements the Tender Offer Statement on Schedule 14D-1F (as amended, the "Schedule 14D-1F") filed with the U.S. Securities and Exchange Commission on September 8, 2006 by Yamana Gold Inc. ("Yamana" or the "Registrant").

        The Schedule 14D-1F relates to the offer (the "Offer") by Yamana to purchase all of the outstanding common shares of Viceroy Exploration Ltd. ("Viceroy"), which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon conversion, exchange or exercise of options or other securities of Viceroy that are convertible or exchangeable or exercisable for common shares. Under the terms of the Offer, Viceroy shareholders will receive 0.97 common shares of Yamana for each Viceroy common share tendered. The Offer is open for acceptance until midnight (24h00) (Toronto time) on October 13, 2006.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular dated September 6, 2006 and the related Letter of Transmittal, copies of which were filed as Part I of the initial Schedule 14D-1F. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.

        The Offer and Circular is amended and supplemented as follows:

        Notice to Shareholders in the United States (page iii of the Offer and Circular) is hereby amended by adding the following legend as the penultimate paragraph thereof:

        "Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Viceroy Shares or of Viceroy's related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories."

        Letter of Transmittal: The Letter of Transmittal relating to the Offer is hereby amended by deleting the last paragraph of Section 12 of the Instructions thereto on page 14 thereof.

I-1

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this Amendment No. 1 to Schedule 14D-1F:

Exhibit No.	Description
2.1	Renewal annual information form for the year ended December 31, 2005 dated March 20, 2006 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on March 31, 2006)
2.2	Audited consolidated balance sheets of the Registrant as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows of the Registrant for the year ended December 31, 2005, the ten-month period ended December 31, 2004 and the year ended February 29, 2004, including the auditors' report thereon (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.3	Unaudited consolidated financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.4	Management's discussion and analysis of operations and financial condition for the six months ended June 30, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.5	Management's discussion and analysis of operations and financial condition for the year ended December 31, 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.6	Business Acquisition Report, consisting of the management information circular of RNC Gold Inc. dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 1, 2006)
2.7	Unaudited consolidated financial statements of Desert Sun Mining Corp. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 8, 2006)
2.8	Business Acquisition Report, consisting of the management information circular of Desert Sun Mining Corp. dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.9	Audited consolidated financial statements of Desert Sun Mining Corp as at December 31, 2005 and December 31, 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.10	Management information circular of the Registrant dated as of March 20, 2006 relating to the annual and special meeting of shareholders held on May 2, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)

II-1

2.11	Material change report, dated February 28, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.12	The sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of Desert Sun Mining Corp. dated as of March 20, 2006 for the financial year ended December 31, 2005 (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.13	Material change report, dated April 10, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.14	Material change report, dated April 17, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.15	Material change report, dated April 20, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.16	Audited consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 (incorporated by reference from Viceroy Exploration Ltd.'s Annual Report on Form 40-F filed with the Commission on March 28, 2006)
2.17	Unaudited comparative interim consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 (incorporated by reference from Viceroy Exploration Ltd.'s Current Report on Form 6-K filed with the Commission on August 14, 2006), other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators

II-2

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

  (a)
  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  (b)
  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

  (c)
  The bidder further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process

  (a)
  The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: September 21, 2006	YAMANA GOLD INC.
	By:	/s/ PETER MARRONE
Peter Marrone President and Chief Executive Officer

IV-1

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES